UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

INNOVATIVE FOOD HOLDINGS, INC.
(Name of Issuer) COMMON STOCK

(Title of Class of Securities)

45772H202
(CUSIP Number)

DENVER J. SMITH

350 S Race Street

DENVER, CO 80209

(405) 830 - 3274

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
06/02/2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	45772H202	Page 2 of 23 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Denver J. Smith
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States Of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
674,471 shares
	8	SHARED VOTING POWER
2,584,024 shares
	9	SOLE DISPOSITIVE POWER
674,471 shares
	10	SHARED DISPOSITIVE POWER
2,584,024 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,258,495 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0%
14		TYPE OF REPORTING PERSON
IN

CUSIP No.	45772H202	Page 3 of 23 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
CRC Founders Fund, LP 81-2726593
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,733,400 shares
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,733,400 shares
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,733,400 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.7%
14		TYPE OF REPORTING PERSON
PN

CUSIP No.	45772H202	Page 4 of 23 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Donald E. Smith
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States Of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
26,000
	8	SHARED VOTING POWER
804,804 shares
	9	SOLE DISPOSITIVE POWER
26,000
	10	SHARED DISPOSITIVE POWER
804,804 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
830,804 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.8%
14		TYPE OF REPORTING PERSON
IN

CUSIP No.	45772H202	Page 5 of 23 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Richard G. Hill
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States Of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
19,300 shares
	8	SHARED VOTING POWER
45,820 shares
	9	SOLE DISPOSITIVE POWER
19,300 shares
	10	SHARED DISPOSITIVE POWER
45,820 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
65,120 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%
14		TYPE OF REPORTING PERSON
IN

CUSIP No.	45772H202	Page 6 of 23 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Samuel N. Jurrens
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States Of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
44,164 shares
	8	SHARED VOTING POWER
1,733,400 shares
	9	SOLE DISPOSITIVE POWER
44,164 shares
	10	SHARED DISPOSITIVE POWER
1,733,400 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,777,564 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.8%
14		TYPE OF REPORTING PERSON
IA, IN

CUSIP No.	45772H202	Page 7 of 23 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
73114 Investments, LLC 26-3607132
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
744,804
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
744,804
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
744,804 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6%
14		TYPE OF REPORTING PERSON
CO

CUSIP No.	45772H202	Page 8 of 23 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Youth Properties, LLC 27-2901108
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
60,000 shares
	8	SHARED VOTING POWER
0 shares
	9	SOLE DISPOSITIVE POWER
60,000 shares
	10	SHARED DISPOSITIVE POWER
0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
60,000 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%
14		TYPE OF REPORTING PERSON
CO

CUSIP No.	45772H202	Page 9 of 23 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Paratus Capital, LLC 46-0672795
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
45,820 shares
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
45,820 shares
	10	SHARED DISPOSITIVE POWER
0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
45,820 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%
14		TYPE OF REPORTING PERSON
PN

EXPLANATORY NOTE

The following constitutes Amendment No. 12 to the Schedule 13D filed by the reporting persons (“Amendment No. 12”). This Amendment No. 12 is being filed due to multiple material changes. It is being filed to update the Reporting Persons beneficial ownership in securities of the Issuer given a greater than 1% increase in beneficial ownership, to provide a recent shareholder voting and written consent arrangement between the reporting persons dated 6/6/22, and to provide a copy of an open letter sent to the Issuer’s CEO and Directors. This Amendment No. 12 amends the Schedule 13D and previous amendments as specifically detailed below.

Item 1.	Security and Issuer.

There are no amendments to Item 1 of the Schedule 13D pursuant to this Amendment No. 12.

Item 2.	Identity and Background.

There are no amendments to Item 2 of the Schedule 13D pursuant to this Amendment No. 12.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares referenced in Exhibit B were purchased with $126,385 of working capital.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to read in its entirety as follows:

The Reporting Persons acquired their positions in the Shares in the belief that the Shares were undervalued. The Reporting Persons have held and intend on continuing to have discussions with representatives of the Issuer’s management and board of directors relating to capital allocation policies, executive and board member compensation practices, corporate governance, and capital structure. The Reporting Persons may also seek shareholder board representation, changes to the size and composition of the board or changes to the Issuer’s management or seek to discuss any of the foregoing with representatives of the board or management.

Without limiting the generality of the foregoing, on June 7, 2022, Denver J. Smith (i) delivered to the Issuer’s Chief Executive Officer a letter that, among other matters, requests the resignation of the Issuer’s Chief Executive Officer and two other members of the Issuer’s board of directors and (ii) intends on issuing a press release including the text of the letter. The foregoing summary of the letter is qualified in its entirety by reference to the full text of the letter, a copy of which is attached as Exhibit C hereto and incorporated herein by reference.

The Reporting Persons may, from time to time and at any time: (i) acquire additional Shares of the Issuer in the open market or otherwise; or (ii) dispose of any or all of their securities in the open market or otherwise.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

(a)

Please reference pages 2 through 9 of this filing for this information as it pertains to individuals that are part of the filing group. The Reporting Persons, acting collectively as a group, have beneficial ownership of 3,347,959 shares, or 7.2% of the common shares outstanding of the Issuer based on 46,649,123 shares outstanding as provided on page 1 of the Issuer’s most recent 10-Q.

(b)	Please reference pages 2 through 9 of this filing for this information.

(c)	A list of all transactions in shares of the issuer over the past 60 days has been attached to this Amendment No. 12 as Exhibit B.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

A Shareholder Voting and Written Consent Arrangement dated 6-6-22 is provided and attached.

Item 7.	Material to be Filed as Exhibits

The following has been attached: Exhibit A is the Shareholder Voting and Written Consent Arrangement dated 6-6-22. Exhibit B is a list of all transactions in shares of the issuer over the past 60 days by the reporting persons. Exhibit C is an open letter written to the Issuer’s CEO and Directors.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2022	/s/ Richard G. Hill
Richard G. Hill

Dated: June 6, 2022	/s/ Samuel N. Jurrens
Samuel N. Jurrens

Dated: June 6, 2022	/s/ Donald E. Smith
Donald E. Smith

Dated: June 6, 2022	/s/ Denver J. Smith
Denver J. Smith

Dated: June 6, 2022	Paratus Capital, LLC

	By:	/s/ Denver J. Smith
Name: Denver J. Smith
Title: Chief Strategy Officer

Dated: June 6, 2022	73114 Investments, LLC

	By:	/s/ Denver J. Smith
Name: Denver J. Smith
Title: Chief Investment Officer

Dated: June 6, 2022	Youth Properties, LLC

	By:	/s/ Donald E. Smith
Name: Donald E. Smith
Title: Chief Executive Officer

Dated: June 6, 2022	CRC Founders Fund, LP

	By:	/s/ Denver J. Smith
Name: Denver J. Smith
Title: Lead Manager

Exhibit A

Shareholder Voting & Written Consent Arrangement

On June 6, 2022, Denver Smith, Richard G. Hill, Samuel N. Jurrens, Donald E. Smith, Paratus Capital, LLC, 73114 Investments, LLC, Youth Properties, LLC, and CRC Founders Fund, LP, entered into a voting and written consent arrangement with respect to shares of common stock of Innovative Food Holdings, Inc., a Florida Corporation (the “Issuer”).

Whereas, each party to the agreement has affirmed their intention to vote or give written consent as directed by Denver Smith on all items relating to securities of the Issuer going forward.

The undersigned hereby agree that this agreement is true, complete, and correct.

Dated: June 6, 2022	/s/ Richard G. Hill
Richard G. Hill

Dated: June 6, 2022	/s/ Samuel N. Jurrens
Samuel N. Jurrens

Dated: June 6, 2022	/s/ Donald E. Smith
Donald E. Smith

Dated: June 6, 2022	/s/ Denver J. Smith
Denver J. Smith

Dated: June 6, 2022	Paratus Capital, LLC

	By:	/s/ Denver J. Smith
Name: Denver J. Smith
Title: Chief Strategy Officer

Dated: June 6, 2022	73114 Investments, LLC

	By:	/s/ Denver J. Smith
Name: Denver J. Smith
Title: Chief Investment Officer

Dated: June 6, 2022	Youth Properties, LLC

	By:	/s/ Donald E. Smith
Name: Donald E. Smith
Title: Chief Executive Officer

Dated: June 6, 2022	CRC Founders Fund, LP

	By:	/s/ Denver J. Smith
Name: Denver J. Smith
Title: Lead Manager

Exhibit B

Transactions In Shares Of The Issuer Within The Last 60 Days

Date	Entity	Type Of Transaction	Number of Shares	Average Share Price
4/6/22	CRC Founders Fund, LP	Open Market Purchase	600	$0.33
4/7/22	CRC Founders Fund, LP	Open Market Purchase	6,578	$0.35
4/13/22	CRC Founders Fund, LP	Open Market Purchase	13,000	$0.32
4/14/22	CRC Founders Fund, LP	Open Market Purchase	43,900	$0.34
4/22/22	CRC Founders Fund, LP	Open Market Purchase	15,510	$0.33
4/25/22	CRC Founders Fund, LP	Open Market Purchase	4,652	$0.32
4/27/22	CRC Founders Fund, LP	Open Market Purchase	25,000	$0.34
4/28/22	CRC Founders Fund, LP	Open Market Purchase	30,417	$0.34
4/29/22	CRC Founders Fund, LP	Open Market Purchase	29,347	$0.34
5/4/22	CRC Founders Fund, LP	Open Market Purchase	10,890	$0.34
5/6/22	CRC Founders Fund, LP	Open Market Purchase	27,510	$0.31
5/9/22	CRC Founders Fund, LP	Open Market Purchase	4,900	$0.30
5/11/22	CRC Founders Fund, LP	Open Market Purchase	11,340	$0.29
5/13/22	CRC Founders Fund, LP	Open Market Purchase	21,000	$0.30
5/17/22	CRC Founders Fund, LP	Open Market Purchase	40,000	$0.28
5/24/22	CRC Founders Fund, LP	Open Market Purchase	1,715	$0.22
5/31/22	CRC Founders Fund, LP	Open Market Purchase	28,000	$0.27
6/2/22	CRC Founders Fund, LP	Open Market Purchase	100,000	$0.27
6/3/22	CRC Founders Fund, LP	Open Market Purchase	4,927	$0.26

Exhibit C

Samuel Klepfish

Chairman of the Board & CEO

Innovative Food Holdings, Inc.

28411 Race Track Road

Bonita Springs, FL 34135

Mr. Klepfish:

As you are aware, I’ve been a shareholder in Innovative Food Holdings, Inc. for quite some time now. I originally made a filing declaring greater than 5% ownership of IVFH on behalf of a group of investors in late 2013. Over the years, I have met with members of IVFH management on multiple occasions in Florida, New York City, Chicago, and Detroit. I am regrettably coming up on nine years into my journey as a shareholder. I point this out to highlight the fact that I am a long-term investor, and I am not looking to turn a quick profit. Currently, I advise multiple entities on their investment allocations, and these entities have aggregate assets in excess of $100 million. These entities, along with a few related individuals and myself, collectively own beneficially approximately 7.2% of IVFH common stock. Per the exhibits to my amended Schedule 13D/A filing, all these entities and individuals have recently confirmed their intent to vote or give consent in whatever manner I advise, with respect to IVFH shares.

In the early years of my investment in IVFH, I supported your strategic initiatives with the company, even participating in a private placement. I did this to show support for you and the company. I always try to be supportive and helpful to management teams of companies I invest in when I am able. Unfortunately, as time has passed during my shareholding tenure, you have continued to make one ill-conceived and fiscally disastrous decision after another. You have made many egregious mistakes as CEO of IVFH under the supervision of certain long-tenured and supposedly independent board members (Joel Gold and Hank Cohn), and the Chairman (yourself) at the expense of IVFH shareholders. More problematic than your ability to repeatedly destroy shareholder value completely unchecked, is that yourself, Joel Gold, and Hank Cohn have taken indefensible compensation from the company throughout the years in what appear to have been awards for your undeniably deplorable financial performance. Numerous corporate governance deficiencies have been made very apparent. Based on the managerial, oversight and performance failures detailed in this letter, my perception of your capital allocation abilities, managerial prowess, and motivations at IVFH has deteriorated irreparably.

For shareholders to be best served going forward, the following things need to happen:

▪	You should step down as Chairman and CEO of IVFH.

▪	Joel Gold and Hank Cohn should step down from the board of directors and all committees.

▪	IVFH should immediately cease making acquisitions.

▪	IVFH should immediately cease all stock-based compensation to yourself, Joel Gold, and Hank Cohn.

1

It should become clear to any rational decision-maker that any competent and independent board member would have attempted to end your value destruction years ago or stepped down from the board out of shame or fear of violating their fiduciary duty to the shareholders of IVFH. It is also very apparent that your dual roles as both CEO and Chairman of the Board have only exacerbated the aggregate amount of shareholder value that you have been able to destroy. Past actions indicate that neither you, Joel Gold, or Hank Cohn is concerned with your fiduciary duties to shareholders. If you truly are concerned with upholding your fiduciary duty to shareholders, then past actions have shown that you, Joel Gold, and Hank Cohn are unqualified to effectively do your jobs. All evidence of previous actions you have taken supports the fact that you are only looking out for yourselves. You are trying to ensure your positions at the company remain intact regardless of the damage you do to shareholders along the way.

I have made numerous requests to you to meet with the board of directors of IVFH over the past two years, and these requests have seemingly fallen on deaf ears. You have responded with excuse after excuse. You recently replied to me via email that, “Counsel has advised against board meetings with individual shareholders. As per counsel, such meetings are in general inappropriate and would also raise selective disclosure, MNPI, and fiduciary duty issues, among others.” Writing this letter in a public forum brings me no pleasure, but your refusal to provide me the opportunity to engage with the board directly has left me no choice. Accordingly, I am writing this letter as an open letter to you and the board by publicly filing it with the SEC as an exhibit to my Schedule 13D/A. I hope this letter is taken more seriously than my requests to meet with the board.

There are numerous widely used ways to measure CEO and Chairman performance that are fair for both investors and managers if considered after a long-term period. I have decided to evaluate your performance through several widely accepted metrics below to ensure I am not distorting any facts. I will begin with shareholder returns since the end of 2013, around the time when the group I represent initially became a 5% plus owner of IVFH shares.

Shareholder Returns Vs. Various Indices Since Year End 2013

Investment	Return From 12-31-13 Thru 12-31-21
S&P 500 Index	190.85%
NASDAQ 100 Index	357.78%
Russell 2000 Index	114.98%
Russell Microcap Index	106.23%
S&P 1500 Food/Beverage/Tobacco Index	82.05%

IVFH Stock	(-73.99%)

Observing long-term shareholder returns makes it very clear that everything you have done has destroyed significant shareholder value despite overall rising tides in general equity markets, food related equity classes, and across the board in different market cap categories. You can continue to mention creating long-term shareholder value all you want in press releases, but over the long-term, you have proven yourself incapable of creating shareholder value. The more time and freedom you have been given, the more shareholder value you have destroyed.

2

Financial Performance Has Been Awful & Compensation Is Completely Unjustifiable

There are three things that have increased at the company over the time period depicted above that I would like to point out. These items are: 1. Your total shares owned (despite not purchasing any shares), 2. CEO base compensation per year, and 3. CEO total compensation per year. These three items have increased 304%, 112%, and 133%, respectively, from 2013 to 2021. These items increased despite your stock falling by 74% from year end 2013 through year end 2021.

Another thing we should look at relating to CEO and Chairman performance is profit. To stay consistent regarding measurement timelines, we will look at accumulated profitability from 2013 through 2021.

Line Item	2013 Through 2021
Accumulated Net Income	(-$27,939,018)*

Total Sam Klepfish CEO Compensation	$5,521,877**
Total Sam Klepfish Board Compensation	$140,643**
Total Hank Cohn Compensation	$675,143**
Total Joel Gold Compensation	$663,143**

* per increase in Accumulated Deficit on Balance Sheet from 2012 10-K to the 2021 10-K

** per executive and director compensation tables on 10-K’s from 2013 through 2021

IVFH has accumulated around $28 million in losses from 2013 through the end of 2021. Yet, you have received compensation worth over $5.6 million, and your long-tenured “independent” board members have received compensation worth over $1.3 million combined through the end of 2021. The extent of your self-enrichment after considering shareholder losses is appalling. You, Joel Gold, and Hank Cohn have taken roughly half of the current market cap in compensation since 2013.

If you apply the amount of losses IVFH has accumulated from 2013 through the end of 2021 to the diluted shares outstanding at the end of 2013, you arrive at a loss of $4.56 per share. Under your reign as CEO/Chairman of IVFH since 2013, you have lost $4.56 per share based on the number of diluted shares outstanding at the end of 2013. IVFH stock traded near $0.33 at the end of 2021. The magnitude of these losses, given the current share price, is inexcusable.

It deeply troubles me how you have historically touted revenue growth right after making acquisitions of companies that have destroyed significant shareholder value. Even though almost all these acquisitions have lost tremendous amounts of money upon acquisition and afterwards, you tout the revenue growth. Since the end of 2013, total revenue has increased. This is an irrelevant fact, though, as revenue per share has not increased. This may be news to you since past actions would indicate you aren’t concerned with “per-share” numbers. You were clearly not fazed by increasing overall revenue through massive share issuances in the acquisition of The Fresh Diet since your compensation was previously tied to overall revenue growth (which disregarded revenue per share and shareholders generally). It is hard to imagine how this previous compensation practice with incentive components based on revenue growth was implemented with a fiduciary duty to shareholders in mind. This practice was only mindful of creating a compensation system that ensured large management bonuses after acquisitions with complete disregard to the impact on shareholders of the company. You literally took money out of shareholder pockets by issuing shares for this acquisition and then paid yourself a bonus since the company you acquired generated enough revenue to almost guarantee IVFH’s revenue would grow. Afterwards, the acquired company started hemorrhaging money: shareholders’ money.

3

I have presented revenue and gross profit per share outstanding as provided in the company’s 10-K’s and their percentage increases or decreases since the end of 2013 through the end of 2021 below. It doesn’t take a financial analyst to determine that you are destroying massive amounts of shareholder value.

Line Item	2013 (Per 10-K)	2021 (Per 10-K)	% Change
Revenue	$23,502,740	$62,212,148	165%
Gross Profit	$6,649,183	$16,950,747	155%
Shares Outstanding	7,117,743	46,041,751	547%
Revenue/Share	$3.30	$1.35	(-59%)
Gross Profit/Share	$0.93	$0.37	(-60%)

While I would love to display net income per share, operating income per share, or some other profitability metric per share, the fact that current trailing numbers are negative mathematically prohibits me from doing so. The above depiction is just one more example of the complete lack of oversight by the long-tenured board members, as well as another example of your inability to effectively do your job as CEO and Chairman in a way that benefits shareholders.

Given the horrible performance of IVFH shares over the long-term, the abysmal and deteriorating financial performance of IVFH over the long-term, your indefensible compensation, as well as Joel Gold and Hank Cohn’s indefensible compensations, it is not a surprise to me that your communication with current and potential shareholders is almost non-existent. IVFH hasn’t held an earnings call in ages, and it is no surprise. I wouldn’t want to have to explain the financial performance of IVFH or my compensation either if I were in your shoes. Despite your lack of shareholder communication, for some reason, you continue to make comments about increasing shareholder communication. On April 17, 2019, you stated that, “we plan on expanding our engagement with investors and I look forward to significantly increased investor interaction as the year progresses”. I can still hear the crickets.

You state that your executive compensation program is “designed to attract, reward and retain talented executives to lead our company in a highly competitive market while maximizing shareholder returns.” You also state that your approach, “helps make your management team a key driver in the company’s market leadership and financial performance”. I find these statements incredibly contradictory. IVFH lost over $7.6 million in 2020, but you were paid $686,113 in 2020 (up from $494,139 in 2019 despite IVFH swinging to a massive loss). Joel Gold and Hank Cohn each took board compensation worth $99,120 in 2020. It appears through your total compensation you are trying to enrich yourself at shareholders' expense (regardless of your talent) and that compensation is not tied to shareholder returns despite your claims about your compensation program. It is clear your increase in compensation from 2019 to 2020 was not a driver of IVFH’s financial performance. Joel Gold and Hank Cohn were the only independent board members to take more than $4,000 worth of compensation in 2020 which is confusing, as they have overseen more value destruction as independent board members than any of the other independent board members. This example of indefensible compensation in 2020 was far from an isolated occurrence. In 2014 after the nightmarish acquisition of The Fresh Diet which I will touch on later, you, Joel Gold, and Hank Cohn took advantage of shareholders in a manner that simply appears immoral. In 2013 net income was negative $1.48 million. In 2014 this annual loss expanded to negative $3.7 million due to expanding losses from The Fresh Diet acquisition. Despite these expanding losses and a worsening situation with The Fresh Diet that the board should have been intimately aware of at the time, Joel Gold and Hank Cohn EACH took board compensation worth $318,283 in 2014. In 2015 the acquisition was reclassified as discontinued operations and generated a loss of $26.8 million. The 2014 board compensation taken by Joel Gold and Hank Cohn is greater than the median director compensation at Sysco in 2014! Unlike IVFH which generated a worsening operating loss, Sysco generated $1.6 billion in operating profit and a net income of $932 million in 2014.

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The fiduciary duty of board members and corporate officers in Florida involves, amongst other things, a duty of loyalty to the corporation and its shareholders. This duty of loyalty can be violated if board members or officers receive personal benefits from transactions or business developments not received by shareholders generally. The day after The Fresh Diet Acquisition was announced on August 21, 2014, IVFH stock closed at $1.69. Two years later shares closed at $0.46. Shareholders certainly didn’t benefit from that. Net income losses expanded by approximately $2.2 million from 2013 to 2014. Shareholders didn’t benefit from that either. Despite these things, Joel Gold and Hank Cohn apparently thought they were remaining loyal to the corporation and its shareholders by taking $318,283 each in board compensation in 2014. I see no evidence to support the notion that they were carrying out their duty of loyalty to the corporation and its shareholders in taking that compensation.

Your compensation in 2014 and 2015 stands alone, however. As already stated above, IVFH lost $1.48 million in 2013, then $3.7 million in 2014, and in 2015 IVFH lost over $27 million. Over those three years, your total compensation went from $362,784, to $437,808, to a completely absurd figure of $1,047,544 in 2015 despite your annual loss increasing to over $27 million. This seemingly blatant violation of your fiduciary duty brings me to my next point. Your dual role as chairman and CEO has exacerbated the amount of shareholder value you have destroyed at IVFH.

Dear Chairman: You Haven’t Been Doing Your Job

James Madison was famously quoted saying, “No man should be allowed to be a judge in his own cause”. It is a simple concept. People cannot effectively and independently evaluate themselves. There is an inherent conflict of interest in doing so. While instances of dual Chairman and CEO roles have worked for select companies, that is clearly not the case with IVFH based on horrible long-term shareholder returns, horrible long-term financial performance, and your continuing habit of paying yourself outrageous amounts of money considering what has happened to IVFH shareholders. I don’t understand how you were fulfilling any individual component of your fiduciary duties of care, loyalty, or acting in good faith when you coupled a pay increase from around $400,000 to over $1,000,000 with annual losses increasing from $3.7 million to $27 million. In my opinion, your employment as CEO would have been terminated long ago if there was a competent and independent chairman at IVFH.

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Widespread Corporate Governance Issues

Corporate governance has been atrocious at IVFH. While all the examples above indicate this fact, I would like to highlight some additional examples that support this assertion. Per SEC filings, on November 29, 2017, the board of IVFH appointed Nathaniel Klein to the board. The company also simultaneously created Audit, Corporate Governance, Nominating, and Compensation committees. Mr. Klein was appointed to each of these. Less than 60 days later, the board amended its bylaws to gain the ability to remove a board member with or without cause by a majority vote of the board members. This newfound ability of the board completely bypassed a shareholder vote. The next day, Mr. Klein stepped down from the board. Shareholders should have made such a decision, but your last-ditch effort to remove someone you likely had a conflict with through an amateur bylaw amendment wrongfully removed shareholders from this decision. This shows that you will do anything in your power to ensure your position and reign over IVFH remains intact despite the increasing amount of damage you continue to cause to IVFH shareholders.

The most comical display of poor corporate governance relates to the simple fact that Joel Gold and Hank Cohn are a part of any of IVFH’s board committees. In IVFH’s 2010, 2011, 2012, 2013, and 2014 10-K’s it stated that it didn’t have audit, compensation, nominating, or governance committees and that, “We are currently having difficulties attracting additional qualified directors, specifically to act as the audit committee financial expert”. For those reading this letter that are unaware, Joel Gold and Hank Cohn were both board members for all these years. Then alas, in the release of the 2019 10-K, Joel Gold and Hank Cohn are members of the audit, compensation, nominating, and governance committees. Even more ludicrous is the fact that Mr. Cohn was named the audit committee financial expert in 2019. The company said it could not find a qualified audit committee financial expert while Mr. Cohn was on the board in 2010, 2011, 2012, 2013, and 2014. If Mr. Cohn wasn’t qualified from 2010 through 2014, logic would imply that he isn’t qualified now.

To ensure that I leave no stone unturned, and to be entirely fair, I would like to talk about COVID-19 and its effect on IVFH’s business. The virus clearly had a negative impact on businesses overall worldwide. Many food related businesses were hit hard given the burdensome restaurant and social distancing regulations imposed by differing levels of government. Even though COVID-19 negatively affected IVFH’s direct-to-chef business, it did just the opposite for IVFH’s “e-commerce” businesses that you seem to love to talk about. One couldn’t have dreamed of a better potential scenario for IVFH’s “e-commerce” businesses, or so it appeared initially. Your “e-commerce” revenue in 2020 increased by over 100% year over year from $10.7 million to $22.4 million. However, net income in 2020 was a loss of around $7.6 million compared to a positive net income of around $200k in 2019. In summary, you seemingly purchased a handful of unprofitable e-commerce businesses, they grew by over 100% in one year due to covid tailwinds, and you found a way to make them monumentally less profitable. In case you are wondering, shareholders aren’t impressed. 2021 has come and gone and it appears the e-commerce businesses are still unprofitable. This is just more of the same under your leadership as CEO and Chairman of the Board.

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Intrinsic Value Obscured By Disastrous Acquisitions & Poor Operating Decisions

One of the most ridiculous aspects of you, Joel Gold, and Hank Cohn’s compensation and the losses accumulated under your tenures is the fact that IVFH has a profitable and growing business segment. Over the years there have been various fleeting moments in time when your financial statements haven’t been polluted with noise from your failed acquisitions. The period I refer to basically encompasses the 2016 and 2017 fiscal years. In 2017 IVFH generated around $6 million in adjusted EBITDA on around $41 million in revenue. If sold to a strategic acquirer, that $6 million figure would have translated to a much higher number from a post-integration perspective. There have been these glimpses of a core business that consistently has above-average organic growth, requires minimal ongoing capital investment, and generates high returns on invested capital with impressive bottom-line margins. Despite this, you have managed to destroy inexcusable amounts of value and lose money greatly in excess of any money your direct-to-chef business has generated. Rather than highlighting the value of this business, your skimpy disclosure practices obscure the value of this business. In a world where median TEV/EBITDA acquisition multiples for food distribution companies are hovering near long-term highs, why on earth hasn’t the board explored a sale? You and the board should be harnessing IVFH’s assets to benefit shareholders, but you, Joel Gold, and Hank Cohn’s long-term track record displays that you are only harnessing IVFH’s assets to benefit yourselves.

In 2014, IVFH acquired The Fresh Diet for $14 million worth of stock. In this acquisition IVFH also assumed roughly $8 million in liabilities net of tangible assets from the purchase. It raised $1.6 million as part of this acquisition via the sale of stock. IVFH also later raised roughly $3 million in 2015 to buy out a Fresh Diet Shareholder. Based on IVFH’s 2015 10-K, The Fresh Diet likely burned at least $3.6 million in operating cash flow in 2015. After attempting and failing to spin-off The Fresh Diet, IVFH sold it in 2016 for the counterparty’s assumption of $4.6 million in net liabilities. Based on the numbers above, I estimate that in a one and a half year time period the acquisition and subsequent disposal of The Fresh Diet destroyed at least $25 million in shareholder value, conservatively. I am not even including potential cash hemorrhaged by the Fresh Diet in late 2014 or early 2016, or the value destroyed via the stock-based compensation related to the acquisition or other simple value destruction components. IVFH’s non-existent profitability-by-segment disclosure makes exact math difficult. Based on IVFH 2016 10-K filings, the Fresh Diet lost $26,802,488 in 2015, which would support my conservative calculation that it destroyed more than $25 million in shareholder value. Unfortunately, no apparent lessons were learned from this catastrophic acquisition that almost took down the entire business. According to the company in public commentary, the acquisition was supposed to be accretive to 2015 earnings. Imagine that. On March 1, 2016, you publicly commented on the disposal stating, “We now enter a new chapter for Innovative Food Holdings. We strongly believe in the strength of our core specialty food business which continues to set record sales and continues to drive bottom line growth.” That new chapter sure didn’t last very long.

In early 2018, you announced the acquisition of igourmet, and the shareholder value destruction commenced once again. A string of additional e-commerce acquisitions coupled with the head scratching purchase of a 200,000 sq foot warehouse for $4.5 million via debt financing brings us to where we are today. Because of your reckless strategic, operational, and capital allocation decisions IVFH’s equity is currently valued at approximately $13 million. This more recent string of acquisitions has seemingly caused operating income to fall from $4.7 million in 2017, to $2.0 million in 2018, all the way down to $0.2 million in 2019 just in time for the COVID-19 Pandemic to get going. There has been no oversight of your actions whatsoever by yourself as Chairman, nor has there ever been any oversight from Joel Gold or Hank Cohn. How can they provide independent oversight when you paid them (and they accepted) in excess of $300k each in a year when you took a $27 million loss one year later?

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Based on your previous actions, you would clearly rather deflect blame for the poor shareholder and financial performance of IVFH on other people or factors, rather than accept responsibility for what has happened on your watch as CEO and Chairman. Since you do possess both of those titles, you should accept responsibility for what has happened to the company and its shareholders while you have had both of those titles. I truly hope that you do not try to avoid taking responsibility for what you have done and continue to damage shareholders even further.

As stated earlier, Joel Gold and Hank Cohn should immediately step down from the board of directors and all board committees for all of the reasons outlined above. In the event of a vote, it is my intention to vote against your re-election, Mr. Gold’s re-election, and Mr. Cohn’s re-election.

Shareholders have suffered enough under your reign as Chairman and CEO. I am not going to sit around and wait until the music stops, as your decisions have brought IVFH to the brink of collapse more than once. Step down as Chairman and CEO and let the truly independent board members find someone better suited to run this business. Given your long-term track record, this is clearly in the best interest of all shareholders.

Mr. Pappas’ and Mr. Gramm’s backgrounds as Chairmen and members of other boards of directors and the success those companies have had make them both extremely attractive candidates to take over as Chairman of IVFH if they are willing. I wouldn’t know if they are willing, as you have prohibited me from speaking with the board. Either of them would be more than qualified to take over as Chairman and maybe IVFH shareholders might have something to look forward to for the first time in a very long time.

Sincerely,

/s/ Denver Smith

Denver Smith CFA, MBA

Co-Founder of Carlson Ridge Capital

Contact Info:

Carlson Ridge Capital

1040 S Gaylord Street, Suite 25

Denver, CO 80209

Phone: 405-830-3274

Email: Denver@CarlsonRidge.com

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Important Information About this Letter

This letter reflects the current views of its author, Denver Smith, regarding IVFH, IVFH’s performance, the activities of IVFH and its officers and directors and actions that should be taken in the interest of IVFH’s shareholders. Mr. Smith intends to review and evaluate his investment in IVFH and that of the entities he advises on an ongoing basis taking into consideration such factors as he deems relevant. Based on such review and evaluation or other factors, Mr. Smith or the entities he advises may acquire or seek to acquire additional shares of common stock or other securities of IVFH or sell or dispose of or seek to sell or dispose of any such securities of IVFH currently held by or later acquired by Mr. Smith or the entities he advises. Additionally, Mr. Smith may from time to time review, evaluate and explore and engage in communications with other persons regarding various matters related to IVFH, and such review, evaluation, exploration or communication could lead to the development by Mr. Smith or the entities he advises of, or their participation in, a plan or proposal that relates to or could result in, among other changes or events related to IVFH, a change in IVFH’s board of directors or management, or such activities could be preliminary only and not lead to any such plan or proposal. Mr. Smith may change his views or intentions with respect to any or all of the matters discussed in this letter or other matters related to IVFH at any time.

Neither Mr. Smith nor any of the entities he advises makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this letter, and this letter is not intended to be a complete statement regarding or summary of any matter addressed in this letter. This letter and the information contained herein should not be relied by any person for any purpose and should not be construed as investment or other advice related to IVFH or its securities. Mr. Smith, for himself and on behalf of the entities he advises, expressly disclaims any responsibility or liability for any loss in any way arising from or related to any use of or reliance on this letter or its contents by any person.

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